SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  December 13, 2006

Commission File Number 000-50634

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated December 13, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

Date:   December 13, 2006

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol:

Sharon, CT  06069

   TSX:

     TNX

Tel:  (860) 364-1830

   AMEX:  TRE

Fax:  (860) 364-0673

Vancouver Office:

Suite 1400 – 355 Burrard Street

Vancouver, BC  V6C 2G8

Toll Free: 1-800-811-3855

Email:

    investors@TanzanianRoyaltyExploration.com

Tel: (604) 669-5598

Website:  www.TanzanianRoyaltyExploration.com

Fax: (604) 669-8915

News Release -  December 13, 2006

Tanzanian Royalty Reports New High Grade Gold Discovery in Tulawaka Area

Tanzanian Royalty Exploration (the Company) is pleased to report that one of its royalty partners, MDN Northern Mining (MDN), has made a significant gold discovery on one of our prospecting licenses under royalty option agreement with MDN in the Tulawaka area of Tanzania.

Rotary Air Blast (RAB) drilling in the Mnezeki area returned one of the highest grade gold intercepts reported from the region in recent years: 30.08 g/t gold (0.88 oz/ton) over 6.0 metres (19.7 ft) from 41 to 47 metres (134.5 – 154.2 ft.) down hole. The fact a RAB drill rig was utilized for this phase of drilling precludes the accurate determination of true width and orientation of the mineralized intersections.

The drill program had to be stopped because of heavy rains but will resume in early in 2007 following a thorough reassessment of all existing data.

“These results confirm that our criteria for selecting properties and royalty partners within the Lake Victoria Gold Belt are sound from a business and technical perspective and we expect to see many more discoveries like this in the future,” said Tanzanian Royalty Chairman and CEO, James E. Sinclair.

The discovery hole tested a previously unknown target within a north-south trending shear zone which was interpreted from an induced polarization survey that was coincident with a soil geochemical anomaly.

The high grade target area is located 20 kilometres east of the Tulawaka Gold Mine which is owned by Barrick Gold (70%) and MDN (30%). MDN is earning a 100% interest in this particular property in exchange for work and other commitments including a sliding scale Net Smelter Royalty payable to the Company upon commercial production.

Samples were analyzed by fire assay at the SGS laboratory in Tanzania, certified under international standards. A rigorous program of analytical grade verification implemented by MDN Northern Mining included 12% control samples. The drilling was carried out under the management of geologist Brian Lloyd, and supervised by geologist Dominique Fournier, Ph.D., who acted as a qualified person in accordance with NI 43-101.

MDN has made a number of significant gold discoveries on ground held under option from Tanzanian Royalty and in partnership with others in the Tulawaka area. On November 15, 2006, MDN announced the discovery of the Viyonza target 15 kilometres north of the Tulawaka mine and within the 102.9 square kilometres Nyantimba license.

Among the best gold values reported from this target were 2.0 metres grading 35.95 g/t and 3.0 metres averaging 17.15 g/t. Last March, MDN reported another gold discovery on its Isozibi target about 17 kilometres northwest of the Tulawaka process plant.

 “Shareholders are probably aware that we have been actively exploring properties for our own account including Luhala which is evolving into an attractive situation. At the moment, however, we are pulling out all the stops to exploit the exploration potential on our Kigosi Gold Project which I firmly believe has the potential to eclipse anything in our portfolio thus far,” Sinclair said.  “We have our own drill at Kigosi that is working 24/7 subject to maintenance and repairs and expect to have a continuous stream of results in the new year”.

Respectfully Submitted,

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website:  www.TanzanianRoyaltyExploration.com

The Toronto Stock Exchange and American Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.